SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                                 VSE CORPORATION
                                 ---------------
                                (Name of Issuer)

                          Common Stock ($.05 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                    918284100
                                    ---------
                                 (CUSIP Number)

                               September 30, 2008
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918284100

 (1)  Names of reporting persons: VSE Corporation Employee ESOP/401(k) Plan

 (2)  Check the appropriate box if a member of a group (see instructions)

      (a)  Not Applicable
      (b)  [ ]

 (3)  SEC Use Only

 (4)  Citizenship or place of organization:  United States of America


NUMBER OF          (5) Sole voting power                                84,078
SHARES
BENEFICIALLY       (6) Shared voting power                              76,175
OWNED BY EACH
REPORTING          (7) Sole dispositive power                           84,078
PERSON WITH:
                   (8) Shared dispositive power                         76,175

 (9)  Aggregate amount beneficially owned by each reporting person     160,253

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

(11)  Percent of class represented by amount in Row (9)                  3.15%

(12)  Type of reporting person (see instructions)    EP




Item 1.
  (a) Name of issuer: VSE CORPORATION
  (b) Address of issuer's principal executive offices:
      2550 Huntington Ave., Alexandria VA 22303-1499

Item 2.
  (a) Name of person filing: VSE Corporation Employee ESOP/401(k) Plan
  (b) Address or principal business office or, if none, residence:
      2550 Huntington Ave., Alexandria VA 22303-1499
  (c) Citizenship: United States of America
  (d) Title of class of securities: Common Stock ($.05 par value)
  (e) CUSIP No.: 918284100





Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

  (a) [ ] Broker or dealer registered under Section 15 of the Act.
  (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.
  (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
  (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
  (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a) Amount beneficially owned:			                160,253
  (b) Percent of class						          3.15%
  (c) Number of shares as to which such person has:
          (i) Sole power to vote or to direct the vote                   84,078
         (ii) Shared power to vote or to direct the vote                 76,175
        (iii) Sole power to dispose or to direct the disposition of      84,078
         (iv) Shared power to dispose or to direct the disposition of    76,175

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 6, 2008                              /s/ Craig S. Weber
                                                     --------------------------
                                                     Craig S. Weber, Co-Trustee